1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 24, 2014	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE

TWENTIETH MEETING OF THE FIFTH SESSION OF THE BOARD OF

DIRECTORS

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the twentieth meeting of the fifth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) was despatched on 7 March 2014 by way of written notices or e-mails. The meeting was held on 21 March 2014 at the headquarters of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) by physical meeting. Eleven directors of the Company (the “Directors”) were notified of the meeting and all of them were present. The meeting complied with the requirements of the PRC laws and regulations, such as the PRC Company Law, and the articles of association of the Company (the “Articles of Association”).

The eleven Directors present at the meeting unanimously agreed and passed the following resolutions:

1. Approved the “Annual Report for the Year 2013 of Yanzhou Coal Mining Company Limited” and “Summary of the Annual Report”, and to publish the results for the year of 2013 domestically and internationally.

2. Approved the “Working Report of the Board for the Year 2013 of Yanzhou Coal Mining Company Limited”, and submit the same to the 2013 annual general meeting of shareholders (“2013 Annual General Meeting”) for discussion and consideration.

3. Approved the “Audited Financial Statements for the Year 2013 of Yanzhou Coal Mining Company Limited”, and submit the same to the 2013 Annual General Meeting for discussion and consideration.

4. Approved the “Profit Distribution Plan for the Year 2013 of Yanzhou Coal Mining Company Limited”, and submit the same to the 2013 Annual General Meeting for discussion and consideration.

According to the International Accounting Standards, the net profit of the Company attributable to the shareholders of the Company (the “Shareholders”) for the year 2013 was RMB777.4 million. After appropriation of RMB535.9 million as statutory reserve, the distributed profit of the Company for the year 2013 was RMB26.9038 billion.

In return for the long-term support of Shareholders of the Company and in accordance with the dividends policy consistently applied by the Company, i.e. distributing approximately 35% of the net income of the Company after deduction to the statutory reserves as final dividend, it was proposed to declare aggregate cash dividends for the year 2013 of RMB98.4 million (tax inclusive) to the Shareholders, which is RMB0.02 per share (tax inclusive).

After taking into account the proposed cash dividends for the year 2013, the remaining undistributed profit at the end of 2013 was RMB26.8054 billion. The Company would not increase its share capital through capitalization of its capital reserve for 2013.

This was agreed by the independent Directors.

5. Approved the “Proposal in relation to the Production and Operation Plans and Capital Expenditure Plans for 2014 of Yanzhou Coal Mining Company Limited”.

6. Approved the “Proposal in relation to the Remuneration of the Directors and Supervisors for 2014 of Yanzhou Coal Mining Company Limited”, and to submit the same to the 2013 Annual General Meeting for discussion and consideration.

The Company paid an aggregate amount of RMB1.9191 million (tax inclusive) to the non-independent Directors in 2013, which is an average of RMB0.4798 million (tax inclusive) for each person in the year, and provided an aggregate amount of RMB0.3747 million as their retirement pension. The independent Directors received remuneration from the Company in an aggregate amount of RMB0.5204 million (tax inclusive), i.e. an average of RMB0.1301 million (tax inclusive) for each person in the year. The Company has paid an aggregate amount of RMB0.9309 million (tax inclusive) to the supervisors of the Company in 2013, which is an average of RMB0.4655 million (tax inclusive), and provided an aggregate amount of RMB0.1816 million for their retirement pension.

It was proposed that, upon achieving the Company’s operation goal for 2014, the remuneration of non-independent Directors, independent Directors and supervisors of the Company for the year 2014 be generally at the same level as that of 2013.

This was agreed by the independent Directors.

7. Approved the “Remuneration of the Senior Management for 2014 of Yanzhou Coal Mining Company Limited”.

The number of senior management (excluding Directors) was six. They had received remuneration from the Company in an aggregate amount of RMB3.1375 million (tax inclusive), which is an average of RMB0.5229 million (tax inclusive) for each person in 2013, and an aggregate amount of RMB0.4629 million has been provided for as retirement pension.

It was approved that, upon achieving the Company’s operation goal of 2014, the remuneration of the senior management (excluding directors) for the year 2014 be generally at the same level as that of 2013.

This was agreed by the independent Directors.

8. Approved the “Internal Control Evaluation Report for the Year 2013 of Yanzhou Coal Mining Company Limited”.

9. Approved the “2013 Social Responsibility Report of Yanzhou Coal Mining Company Limited”.

10. Approved the “Proposal in relation to the renewal of the liability insurance of directors, supervisors and senior officers”, and to submit the same to the 2013 Annual General Meeting for discussion and consideration.

The Company proposed to continue to buy liability insurance of a maximum insured amount of USD15 million for the Directors, supervisors and senior officers of the Company.

11. Approved the “Proposal in relation to the re-appointment and remuneration of external auditing firms for the year 2014”, and to submit the same to the 2013 Annual General Meeting for discussion and consideration.

The Board proposed to re-appoint Shine Wing Certified Public Accountants (special general partnership) and Grant Thornton Jingdu Tianhua (including Grant Thornton (special general partnership) and Grant Thornton Hong Kong Limited) as the domestic and overseas auditors respectively.

It was proposed that the following remuneration be paid in 2014:

(1). the auditing fees for the domestic auditing would be RMB7.8 million, with RMB3.9 million for each of Shine Wing Certified Public Accountants and Grant Thornton Jingdu Tianhua;

(2). the auditing fees for the overseas auditing would be AUD1.35 million; and

(3). the Board be authorized to make decisions in respect of payment of additional service fees.

12. Approved the “Proposal in relation to the continuing connected transactions of Yanzhou Coal Mining Company Limited for the year 2013”

The Board confirmed that all types of continuing connected transactions between the Company and the controlling shareholder of the Company in 2013 were implemented in accordance with the relevant agreements and the actual transaction amounts of which had not exceeded the proposed annual caps approved by the independent Shareholders or the Board.

As this resolution involved connected transactions, four related Directors abstained from voting while the remaining seven Directors unanimously approved the resolution.

The independent Directors gave independent opinions on the execution of the 2013 continuing connected transactions of the Company.

13. Approved the “Proposal in relation to the continuing connected transactions of the Company and the respective annual caps for the year 2014”, and to submit the same to the 2013 Annual General Meeting for discussion and consideration.

(1). approved the revision of annual cap for the year 2014 in respect of the continuing connected transactions under “Provision of Products, Materials and Equipment Leasing Agreement” entered into between the Company and Yankuang Group Corporation Limited (“Yankuang Group”), and to submit the same to the 2013 Annual General Meeting for discussion and consideration;

(2). approved the “Provision of Specific Labour and Services Agreement” entered into between the Company and Yankuang Group and its annual cap for the year 2014;

(3). approved the “Financial Services Agreement” entered into between the Company and Yankuang Group and its annual cap for the year 2014;

(4). approved the establishment of independent Board committee comprising independent Directors, namely Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi, to provide their independent opinion on fairness and reasonableness of the revision of annual cap for the year 2014 in respect of the continuing connected transactions under the “Provision of Products, Materials and Equipment Leasing Agreement” based on the advice from the independent financial advisor.

(5). approved to authorise a Director to deal with the content of the circular to be dispatched to the Shareholders and the disclosure matters.

As this resolution involved connected transactions, four related Directors abstained from voting while the remaining seven Directors unanimously approved the resolution.

The independent Directors gave independent opinions on the execution of the 2014 continuing connected transactions of the Company and the revision of annual cap.

For details, please refer to the announcement in relation to the continuing connected transactions of the Company dated 21 March 2014. The above announcement was also posted on the websites of the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), and the Company and/or China Securities Journal and Shanghai.

14. Approved the “Proposal in relation to the re-election of Directors of the Board”, and to submit the proposal in relation to the election of Directors and independent Directors of the sixth session of the Board to the 2013 Annual General Meeting for discussion and consideration.

As proposed by the nomination committee of the fifth session of the Board, Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Wu Xiangqian be nominated as candidates for the non-independent Directors of the sixth session of the Board and Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi be nominated as candidates for the independent Directors of the sixth session of the Board.

The labour union of the Company has nominated Mr. Jiang Qingquan as the candidate for worker representative Director of the sixth session of the Board through democratic election.

For details, please refer to the announcement in relation to the biographical details of the candidates for the non-independent directors and independent directors of the sixth session of the Board of Directors dated 21 March 2014. The above announcement was also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai

15. Approved the “Proposal in relation to the thermal coal future products hedging business”.

Approved the Company to carry out thermal coal future products hedging business for an aggregate amount not exceeding RMB0.5 billion by utilizing its own fund.

The independent Directors gave independent opinions on the carrying out thermal coal future products hedging business.

For details, please refer to the announcement in relation to the thermal coal future products hedging business dated 21 March 2014. The above announcement was also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai.

16. Approved the “Proposal in relation to the adjustment to the Company’s internal management organization”.

In order to establish refined and efficient management organization system and sound operation mechanism, further streamline management organizations, strengthen the ability to manage and control and enhance the operation efficiency, the Company will make adjustment to its internal management organization.

17. Approved the “Proposal in relation to the amendments to the Articles of Association of the Company and the relevant Rules of Procedures” and to submit the same to the 2013 Annual General Meeting for discussion and consideration.

For details, please refer to the announcement in relation to the amendments to the Articles of Association and the relevant Rules of Procedures dated 21 March 2014. The above announcement was also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai

18. Approved the “Proposal in relation to the amendments to the Rules relating to the Approval and Disclosure of Connected Transactions of the Company”

19. Approved the “Proposal in relation to the amendments to the Policy relating to Investor Relationship Management Work of the Company”

20. Approved the “Proposal in relation to the amendments to the Management and Use of the Fund Raising System of the Company

21. Approved the “Proposal to Authorize the Company to Carry out Domestic and Overseas Financing Activities”, and submit the same to the 2013 Annual General Meeting for discussion and consideration.

(1). approved the Company or its controlled subsidiaries to carry out domestic or overseas financing activities of an aggregate amount not exceeding RMB30 billion within the term of authorization and to authorize the Board to determine the financing method(s) depending on market conditions, which are restricted to the following financing methods only: bank loans, corporate bonds, short-term bonds, super-short-term commercial papers, perpetual bonds, private placement bonds, perpetually renewable medium-term notes, operating leases, financing leases, repofinancing, transfer of right of return over assets, assets securitization, asset-backed-notes, private placement of insurance market capital and medium-term notes. The proceeds are used to replenish the Company’s working capital, optimise the debt structure and for other general corporate purposes.

The Company will comply with the necessary approval procedure and information disclosure requirement under the regulatory requirements in places where the Company’s securities are listed when implementing the specific financing activities.

(2). Approved to authorize the Chairman of the Board to, in accordance with the best interest of the Company and the relevant laws and regulations as well as the opinions and suggestions of the regulatory authorities, deal with all matters in respect of the abovementioned financing activities, which include but are not limited to the following matters:

(i) to determine and adjust the plan in relation to such financing activities, including but not limited to the determination of the suitable entity to carryout the financing activities, timing, manager, underlying assets, whether such financing activities are to be carried out in multiple tranches and involving various types of financial instruments, the precise amount and method, the counterparties of the financing, term, pricing method, interest rate, currency, use of proceeds, methods to increase the ranking, guarantees, bonds issue, registration, listing arrangement, method of transfer and all other matters relevant to such financing activities, in accordance with the laws, rules, and the relevant regulations of regulatory authorities after having taken into account of the circumstances of the Company and market conditions;

(ii) to determine the engagement of intermediaries and to sign, implement, revise and complete all agreements and documents in respect of the financing activities and to make relevant disclosures in accordance with laws, rules and other regulatory documentations;

(iii) to file, report, register and apply for approval of any documents in respect of the financing activities pursuant to the relevant requirements of government bodies, domestic and overseas regulatory authorities, and to deal with other relevant matters; and

(iv) that the aforementioned authorization shall be valid after it is approved by the Shareholders at the annual general meeting of the Company until the date of convening the next annual general meeting of the Company. After the expiry of the term of authorization, save and except where the circumstances require the person(s) so authorized to exercise his powers in relation to any contracts, agreements or decisions regarding the financial activities that have been made within the term of authorization, the powers granted hereunder shall not be exercised thereafter.

22. Approved the “Proposal for the provision of financial guarantees to the Company’s wholly-owned subsidiaries and provision of guarantees in relation to ordinary operations by Yancoal Australia and its subsidiaries to Subsidiaries of the Company in Australia”, and submit the same to the 2013 Annual General Meeting for discussion and consideration.

The Board proposes:

(1). to approve the provision of financial guarantee(s) of an aggregate amount not exceeding US$2 billion by the Company to its wholly-owned subsidiaries;

(2). that in order to satisfy the requirements of ordinary operations of the Company’s assets and subsidiaries in Australia and further reduce the operating cost, in accordance with the Australian Corporate Law and relevant laws and regulations, approve the provision of ordinary operation guarantees by Yancoal Australia Limited (“Yancoal Australia”) andits subsidiaries to subsidiaries of the Company in Australia of an aggregate amount not exceeding AUD500 million.

(3). to authorize the Chairman of the Board to, in accordance with the best interest of the Company and the relevant laws and regulations as well as the opinions and suggestions of the regulatory authorities, deal with all matters in respect of the guarantees, which include but are not limited to the following matters:

(i) to determine the appropriate wholly-owned subsidiaries which will be provided with the guarantees based on the financing needs;

(ii) to determine the exact terms and conditions of the guarantee agreements, which include but are not limited to the amount, term, scope and method of guarantee; and executing the guarantee agreement(s) and other relevant legal documents; and

(iii) to deal with the filing and reporting of documents and information in respect of the guarantee(s) and other relevant matters.

(4). that the aforementioned authorization shall be valid after it is approved by the Shareholders at the annual general meeting of the Company until the date of convening the next annual general meeting of the Company. After the expiry of the term of authorization, save and except where the circumstances require the person(s) so authorized to exercise his powers in relation to any contracts, agreements or decisions regarding the financial guarantees that have been made within the term of authorization, the powers granted hereunder shall not be exercised thereafter.

The independent Directors gave independent opinions on the above guarantees.

For details, please refer to the announcement in relation to the Proposal for the provision of financial guarantees to the Company’s wholly-owned subsidiaries and provision of guarantees in relation to ordinary operations by Yancoal Australia and its subsidiaries to subsidiaries of the Company in Australia dated 21 March 2014. The above announcement was also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai.

23. Approved the “Proposal in relation to the provision of internal loans by the Company to Yancoal International Trading Co., Ltd.”

It was approved that the Company will provide internal loans of an aggregate amount of USD200 million (or equivalent amount of RMB) to Yancoal International Trading Co., Ltd., a wholly-owned subsidiary of the Company and to authorise the managers of the Company to deal with the relevant procedure in relation to the internal loan.

24. Approved the “Proposal to authorize the Company to carry out the break-even financing business”

It was approved that the Company was authorized to carry out the break-even financing business for an aggregate amount not exceeding RMB4.9 billion and to authorize the managers of the Company to deal with the relevant procedure in relation to the factoring business.

The Company will comply with the information disclosure requirement under the regulatory requirements in places where the Company’s securities are listed when carrying out the above business.

25. Approved the “Proposal regarding the general mandate authorizing the Board to issue additional H shares”, and to submit the same to the 2013 Annual General Meeting for discussion and consideration.

It was proposed that the Board be authorized to make timely decision according to market situation as to whether it would issue additional H Shares not exceeding 20% of the total amount of existing issued H Shares.

26. Approved the “Proposal in relation to the general mandate to be granted to the Board to repurchase H Shares”, and to submit the same to the 2013 Annual General Meeting, the 2014 first A shareholders’ class meeting and the 2014 first H shareholders’ class meeting for discussion and consideration.

It was proposed that the Board be authorized to make timely decision according to market situation as to whether it would repurchase H Shares not exceeding 10% of the total amount of existing issued H Shares as at the date of passing the relevant resolution.

The Director, Mr. Wu Yuxiang, be authorized to act on behalf of the Board to make timely decision about the specific matters of the repurchase of H Shares after the Board has been granted the general mandate to repurchase up to 10% of the total issued H Shares, and carry out the relevant approval and disclosure procedures, including but not limited to, determinate the timing, quantity and price of the repurchase and opening overseas share account and carry out related change of foreign exchange registration procedures, dispatch explanation documents to shareholders regarding the repurchase of H Shares, inform creditors and make public announcement, file with the China Securities Regulatory Commission, cancel the shares repurchased, revise the Articles of Association of the Company, and carry out related change of registration procedures and execute and handle other documents and matters related to the repurchase.

27. Approved to convene the 2013 Annual General Meeting of Yanzhou Coal Mining Company Limited.

28. Approved to convene the 2014 first A shareholders’ class meeting and the 2014 first H shareholders’ class meeting of Yanzhou Coal Mining Company Limited.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

21 March 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC